SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange act of 1934

For the month of November 2005
Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300
North York, ON
M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  X    Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No  ___X_ _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No. Document

1.	Marsulex Form 51 - 102F4 - Stablex Acquisition, 2005
2.	Marsulex Press Release dated November 1, 2005